------------------------------
        OMB APPROVAL
------------------------------
------------------------------
OMB Number:     3235-0145
Expires: December 31, 1997
Estimated average burden
hours per form            14.90
------------------------------

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                           Amendment No. 1 to

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934*

                          Trigen Energy Corporation
---------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.01 par value per share
---------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    895930105
                       -----------------------------------
                                 (CUSIP Number)

                                Ray A. Mantle, Esq.
                               Piper & Marbury L.L.P.
                            1251 Avenue of the Americas
                           New York, New York 10020-1104
                                   (212) 835-6180
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 26, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement  |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  895930105                                          Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Societe Lyonnaise des Eaux
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             6,507,944

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,515,745
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              6,507,944
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,023,689
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   |_|

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           67.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------

CUSIP No.  895930105                                          Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Elyo S.A.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF, WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             6,507,944

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,515,745
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              6,507,944
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,023,689
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           67.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------

CUSIP No.  895930105                                          Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cofreth American Corporation      51-0262996
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF, WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware (USA)
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             4,870,670

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,515,745
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              4,870,670
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,386,415
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.4%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------

CUSIP No.  89530105                                           Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Compagnie Parisienne de Chauffage Urbain
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)|X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             1,637,274

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,515,745
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              1,637,274
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,153,019
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.4%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------

Item 3.    Source and Amount of Funds or Other Consideration.

           On February 26, 1997, CAC purchased 190,000 shares of Common Stock in an open market transaction at a price of $24.75 per share, plus commissions of $11,400 or $4,713,900 in total. Elyo loaned the funds to CAC on an intercompany basis. Elyo has loaned funds to CAC in the past to permit it to respond quickly to business opportunities; although there is no firm commitment that Elyo will make such loans, CAC anticipates that Elyo will advance funds for purposes consistent with CAC's and Elyo's business plans. The loan to purchase the 190,000 shares of Trigen Common Stock is an open account transaction, without collateral or any loan documentation beyond a book entry. The interest rate and repayment terms have not been settled at this time. Elyo used its own funds for the advance to CAC.

Item 4.    Purposes of Transaction.

           Under its present business plan, Elyo intends to remain indirectly a major shareholder of Trigen through CAC's and CPCU's ownership of Common Stock. CAC's purchase of the 190,000 shares of Common Stock was in furtherance of this policy.

Item 5.    Interest in Securities of the Issuer.

           Lyonnaise and Elyo

           (a)  Amount Beneficially Owned                             8,023,689

           Percent of Class                                               67.1%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or direct the vote            6,507,944

                (ii) shared power to vote or direct the vote          1,515,745

                (iii)sole power to dispose or to direct the
                     disposition of                                   6,507,944

                (iv) shared power to dispose or to direct the
                     disposition of                                         -0-

                CAC

           (a)  Amount Beneficially Owned                             6,386,415

                Percent of Class                                          53.4%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote         4,870,670

                (ii) shared power to vote or to direct the vote       1,515,745

                (iii)sole power to dispose or to direct the
                     disposition of                                   4,870,670

                (iv) shared power to dispose or to direct the
                     disposition of                                        -0-

                CPCU

           (a)  Amount Beneficially Owned                             3,153,019

                Percent of Class                                          26.4%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote         1,637,274

                (ii) shared power to vote or to direct the vote       1,515,745

                (iii)sole power to dispose or to direct the
                     disposition of                                   1,637,274

                (iv) shared power to dispose or to direct the
                     disposition of                                        -0-

           (c)  Not applicable.

           (d) No person except for Lyonnaise, Elyo, CAC and CPCU, is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by CAC and CPCU.

           (e)  Not applicable.

           (f)  Citizenship

                Lyonnaise,  Elyo and CPCU are  organized  under the laws
                of  the   Republic   of   France.   CAC  is  a  Delaware
                corporation.

Item 6.    Contracts,  Arrangements,   Understandings  or  Relationships
           with Respect to Securities of the Issuer.

           CAC, CPCU, Elyo and Lyonnaise may be deemed to form a group. Lyonnaise owns 98% of the outstanding voting stock of Elyo. Elyo directly owns 76.9% of the outstanding voting stock of CAC and may be deemed to own beneficially 89.6% of the outstanding voting stock of CAC due to its ownership of stock in certain other entities which are themselves owners of outstanding voting stock of CAC. CPCU is a subsidiary of Elyo, which owns 64.5% of the outstanding voting stock of CPCU. CAC and CPCU will most likely take actions in a concerted manner.

Item 7.    Material to be Filed as Exhibits.

           None.

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 10, 1997          SOCIETE LYONNAISE DES EAUX


                               By:  /s/ Ray A. Mantle*
                                    Attorney-in-Fact

Date:  March 10, 1997          ELYO S.A.


                               By:  /s/ Ray A. Mantle*
                                    Attorney-in-Fact


Date:  March 10, 1997          COFRETH AMERICAN CORPORATION


                               By:  /s/ Ray A. Mantle*
                                    Attorney-in-Fact


Date:  March 10, 1997          COMPAGNIE PARISIENNE DE
                               CHAUFFAGE URBAIN

                               By:  /s/ Ray A. Mantle*
                                    Attorney-in-Fact


_____________________________

* See Power of Attorney filed October 10, 1996 with Schedule 13D, hereby incorporated by reference.